UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

Sequoia Capital China II, L.P.

Suite 2215

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: 852 2501-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 2 of the Schedule 13D on behalf of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Management II, L.P., Sequoia Capital 2010 CV Holdco, Ltd., Sequoia Capital China Venture 2010 Fund, L.P., Sequoia Capital China Venture 2010 Partners Fund, L.P., Sequoia Capital China Venture 2010 Principals Fund, L.P., SC China Venture 2010 Management, L.P., SC China Holding Limited, SNP China Enterprises Limited, and Neil Nanpeng Shen. This filing constitutes the initial Schedule 13D filing on behalf of Sequoia Capital China UR Holdings Limited.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 2 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China II, L.P. IRS Identification No. 26-0204241
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,593,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,593,142
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,593,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 3 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund II, L.P. IRS Identification No. 98-0577551
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 179,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 179,064
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 4 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund II, L.P. IRS Identification No. 33-1190312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,380,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,380,010
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,380,010
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 5 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management II, L.P. IRS Identification No. 26-0204084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,152,216
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,152,216
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,152,216
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 6 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,056
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,056
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 7 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,056
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,056
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 8 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Partners Fund, L.P. IRS Identification No. 98-0705138
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,056
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,056
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 9 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Principals Fund, L.P. IRS Identification No. 98-0705154
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,430,056
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,430,056
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,430,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 10 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,499,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,499,466
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,499,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 11 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,651,682
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,651,682
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,651,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 12 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,651,682
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,651,682
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,651,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 13 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 43,325
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43,325
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,325
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 14 of 20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,695
	8.	Shared Voting Power 16,695,007
	9.	Sole Dispositive Power 71,695
	10.	Shared Dispositive Power 16,695,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,766,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%
14.	Type of Reporting Person (See Instructions) IN

For each Reporting Person other than Sequoia Capital China UR Holdings Limited (“SCC UR”), except as set forth below, the Schedule 13D as initially filed on April 9, 2012 and amended by Amendment No. 1 thereto on March 20, 2013 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits. This Schedule 13D constitutes the initial Schedule 13D filing on behalf of SCC UR.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is amended by replacing the first paragraph in item (a) with the following:

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital China II, L.P., a Cayman Islands exempted limited partnership (“SCC II”); (2) Sequoia Capital China Partners Fund II, L.P., a Cayman Islands exempted limited partnership (“SCC PTRS II”); (3) Sequoia Capital China Principals Fund II, L.P., a Cayman Islands exempted limited partnership (“SCC PF II”); (4) Sequoia Capital China Management II, L.P., a Cayman Islands exempted limited partnership (“SCC MGMT II”); (5) Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company (“SC CV HOLD”); (6) Sequoia Capital China Venture 2010 Fund, L.P., a Cayman Islands exempted limited partnership (“SCC VENTURE”); (7) Sequoia Capital China Venture 2010 Partners Fund, L.P., a Cayman Islands exempted limited partnership (“SCC VENTURE PTRS”); (8) Sequoia Capital China Venture 2010 Principals Fund, L.P., a Cayman Islands exempted limited partnership (“SCC VENTURE PF”); (9) SC China Venture 2010 Management, L.P., a Cayman Islands exempted limited partnership (“SCC VENTURE MGMT”); (10) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (10) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); (11) SCC UR, a Cayman Islands limited liability company; and (11) Neil Nanpeng Shen, a Hong Kong SAR citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Item 2 is further amended by replacing item (b), (c) and (f) with the following:

(b) The business address of SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SCC VENTURE, SCC VENTURE PTRS, SCC VENTURE PF, SCC VENTURE MGMT, SCC HOLD, SNP, SCC UR and Neil Nanpeng Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(c) The principal occupation or employment of each of SCC II, SCC PTRS II, SCC PF II, and SC CV HOLD is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC MGMT II is to serve as general partner of SCC II, SCC PTRS II and SCC PF II. The principal occupation or employment of each of SCC VENTURE, SCC VENTURE PTRS and SCC VENTURE PF is to serve as the joint owners of SC CV HOLD. The principal occupation or employment of SCC VENTURE MGMT is to serve as the general partner of SCC VENTURE, SCC VENTURE PTRS and SCC VENTURE PF. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT II and SCC VENTURE MGMT. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of SCC UR is to serve as a limited partner of SCC MGMT II. The principal occupation or employment of Neil Nanpeng Shen is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP and SCC UR.

(f) SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SCC VENTURE, SCC VENTURE PTRS, SCC VENTURE PF, SCC VENTURE MGMT, SCC HOLD and SCC UR are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. Neil Nanpeng Shen is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following paragraph immediately following the first paragraph:

On June 18, 2013, certain Reporting Persons disposed of an aggregate of 2,000,000 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members as further described in Item 4 below. Following such distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 16,766,702.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended by adding the following as a new paragraph after the third paragraph thereof:

        On June 18, 2013, SCC II, SCC PTRS II, SCC PF II and SC CV HOLD disposed of an aggregate of 2,000,000 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members, including subsequent distributions by general partners or managing to their respective partners or member (the “2013 Distribution”). SCC II distributed 1,036,424 Ordinary Shares, SCC PTRS II distributed 21,598 Ordinary Shares, SCC PF II distributed 166,444 Ordinary Shares and SC CV HOLD distributed 775,534 Ordinary Shares. In connection with the 2013 Distribution, (a) Neil Nanpeng Shen received an aggregate of 71,695 Ordinary Shares, and (b) SCC UR, as a limited partner of SCC MGMT II, received an aggregate of 43,325 Ordinary Shares. On June 18, 2013, the closing price of the ADSs on the New York Stock Exchange was $32.99. Following the 2013 Distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 16,766,702.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary

Shares in this Statement are based upon 110,508,113 Ordinary Shares stated to be outstanding as of March 31, 2013 in Vipshop’s earnings release filed with the Securities and Exchange Commission on Form 6-K on May 15, 2013. The Reporting Persons may collectively be deemed to beneficially own an aggregate of 16,766,702 Ordinary Shares, which constitutes approximately 15.2% of Vipshop’s Ordinary Shares. Each of the foregoing calculations were made in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 8,593,142 Ordinary Shares, which represents approximately 7.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 179,064 Ordinary Shares, which represents approximately 0.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF II beneficially owns 1,380,010 Ordinary Shares, which represents approximately 1.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT II, as the general partner of each of SCC II, SCC PTRS II and SCC PF II, may be deemed to beneficially own an aggregate of 10,152,216 Ordinary Shares, which represents approximately 9.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC CV HOLD beneficially owns 6,430,056 Ordinary Shares, which represents approximately 5.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE, as a parent company of SC CV HOLD, may be deemed to beneficially own 6,430,056 Ordinary Shares, which represents approximately 5.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PTRS, as a parent company of SC CV HOLD, may be deemed to beneficially own 6,430,056 Ordinary Shares, which represents approximately 5.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PF, as a parent company of SC CV HOLD, may be deemed to beneficially own 6,430,056 Ordinary Shares, which represents approximately 5.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE MGMT, as the general partner of SCC VENTURE, SCC VENTURE PTRS and SCC VENTURE PF, may be deemed to beneficially own 6,499,466 Ordinary Shares, which represents approximately 5.9% of the outstanding Ordinary A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCC MGMT II and SCC VENTURE MGMT, may be deemed to beneficially own an aggregate of 16,651,682 Ordinary Shares, which represents approximately 15.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 16,651,682 Ordinary Shares, which represents approximately 15.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC UR, as a limited partner of SCC MGMT II, may be deemed to beneficially own an aggregate of 43,325 Ordinary Shares, which represents approximately less than 0.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of each of SNP and SCC UR, may be deemed to beneficially own an aggregate of 16,766,702 Ordinary Shares, which represents approximately 15.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the disposal of Ordinary Shares by the Reporting Persons in the 2013 Disposition as more fully described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of June 24, 2013, by and among SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SC VENTURE, SC VENTURE PTRS, SC VENTURE PF, SC VENTURE MGMT, SCC HOLD, SNP, SCC UR and Neil Nanpeng Shen.

2	Amended and Restated Shareholders’ Agreement, dated as of April 11, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of Vipshop, filed on February 17, 2012).

3	Share Subscription Agreement, dated as of January 24, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II and certain other parties (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on April 9, 2012).

4	Share Subscription Agreement, dated as of April 11, 2011, by and among Vipshop, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1 of Vipshop, filed on March 9, 2012).

5	Form of Underwriting Agreement (including a form of Lock-Up Agreement as Exhibit E thereto), by and among Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form F-1 of Vipshop, filed on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2013

SEQUOIA CAPITAL CHINA II, L.P. SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P. SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

By:   Sequoia Capital China Management II, L.P.

A Cayman Islands exempted limited partnership,

General Partner of Each

By:   SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Wendy Kok
Name: Wendy Kok
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name: Wendy Kok
Title: Authorized Signatory

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Wendy Kok
Name: Wendy Kok
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PARTNERS FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PRINCIPALS FUND, L.P.

By:   SC China Venture 2010 Management, L.P.,

A Cayman Islands exempted limited partnership

General Partner of Each

By:   SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Wendy Kok
Name: Wendy Kok
Title: Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok
Name: Wendy Kok
Title: Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Wendy Kok
Name: Wendy Kok
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED

/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Owner and Director

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen